Exhibit 99.1

MAG Silver Reports 2018 Annual Results

VANCOUVER, British Columbia, April 01, 2019 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or the “Company”) announces the Company’s audited consolidated financial results for the year ended December 31, 2018.  For details of the audited consolidated financial statements, Management's Discussion and Analysis, Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2018, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

All amounts herein are reported in $000s of United States dollars (“US$”) unless otherwise specified.

2018 HIGHLIGHTS

· Juanicipio development is actively ongoing with a current focus on:

  advancing three internal spiral footwall ramps at depth to access the full strike length of the Valdecañas Vein system;
  excavating and constructing the underground crushing chamber;
  advancing the conveyor ramp from both ends to and from the planned mill site (the box cut for the underground conveyor exit portal is complete along with approximately one kilometre of the underground conveyor ramp advancement); and, integrating additional ventilation and other associated underground infrastructure.

·  Over 18.5 kilometres (11.5 miles) of total underground development at Juanicipio has now been completed, with 6.6 kilometres (4.1 miles) (36% of the total) achieved in 2018

·  Detailed engineering continues for the internal shaft and other mine infrastructure, and mill-site preparation is in progress.

·  According to Fresnillo, contractual commitments with suppliers of processing equipment (in the amount of $23,100) and with development contractors (in the amount of $69,500) have been committed to with respect to the Juanicipio Project as at December 31, 2018

·  Partners are currently negotiating an Engineering, Procurement and Construction Management (“EPCM”) agreement for the construction of the process plant and associated surface infrastructure, and an Operator Services agreement which will become effective upon commercial production being achieved, as well as lead and zinc off-take agreements.

·  Fresnillo plc (operator) recently provided guidance that production will commence in H2-2020.

·  Exploration drill program completed late in 2018 and assays for 46,060 metres (“m”) announced subsequent to the year end (see Press Release dated March 4, 2019):

  Valdecañas Deep Zone expanded
  o Deep Zone West: Infill Hole P22 11.6 m (true width) grading 783 grams per tonne (“g/t”) (22.9 ounces per ton (“opt”)) silver, 2.57 g/t gold, 6.52% lead, 9.46% zinc, 0.32% copper.
  o Deep Zone East: Step-out Hole P26: 6.3m (true width) grading 246 g/t (7.2 opt) silver, 1.78 g/t (capped) gold, 7.20% lead, 11.63% zinc, 0.40% copper
  New “Pre-Anticipada” hangingwall vein discovered in step-out Hole P28: 3.2 m (estimated true width) grading 472 g/t (13.8 opt) silver, 0.31 g/t gold, 0.39% lead, 0.43% zinc and 0.03% copper.
  New “Venadas Vein” discovered with unique North-East (“NE”) orientation: Hole VEN-1 cut 3.0 m (drilling width) grading 392 g/t (11.5 opt) silver & 5.6 g/t gold providing new Juanicipio exploration potential.

·  MAG remains well funded with cash and cash equivalents as at December 31, 2018 of $130,180 while Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”) held $16,715 as at December 31, 2018.

George Paspalas, President and CEO, commented, “The Juanicipio Joint Venture property continues to be the gift that keeps on giving. Discovering two new mineralized veins readily accessible from the underground workings we have been developing over the last 5 years, once again demonstrates Juanicipio’s exceptional mineral endowment. We are pleased with the progress we are making with our JV partner Fresnillo, finalizing construction and operating agreements, and look forward to commencing the process plant construction in the near term.”

Juanicipio Project Update

On site, underground and other development actively continues with emphasis on: developing the three internal spiral footwall ramps at depth to access the full strike length of the Valdecañas Vein system; excavating and constructing the underground crushing chamber; advancing the conveyor ramp from both ends to and from the planned mill site (with the box cut for the underground conveyor exit portal now complete and development started); integrating additional ventilation and other associated underground infrastructure, and progressing the construction of surface infrastructure facilities. According to the operator Fresnillo, negotiations with suppliers of process equipment and construction contractors have begun, and contractual commitments of $23.1 million (for equipment) and $69.5 million (for development contractors) have been committed to as at December 31, 2018.

The partners of Minera Juanicipio are currently negotiating a draft EPCM agreement which defines the specific terms by which Fresnillo will oversee the construction of the process plant and associated surface infrastructure. An Operator Services agreement is also being negotiated by the partners which will become effective upon commercial production being achieved. And finally, both lead and zinc off-take agreements are being prepared by the partners.

The underground development in the year ended December 31, 2018 totaled 6,636 metres advanced, and accounts for 36% of the total underground development advanced on the project to date. Total underground development at Juanicipio is now in excess of 18.5 kilometres. Concurrent with this development, detailed engineering continues for the internal shaft and other mine infrastructure, and mill-site preparation is underway. Fresnillo has publicly advised that it now expects Minera Juanicipio to be in production by H2-2020.

A photo gallery of current progress on the Juanicipio development is available at http://www.magsilver.com/s/PhotoGallery.asp

On the exploration front, there are currently five drill rigs on site with another underground rig expected shortly. There are two Devico directional drills turning on the Valdecañas Vein, and three conventional rigs elsewhere: one on the newly discovered Venadas Vein (See press release Dated March 4, 2019); one on a prospective target on the property; and, one drilling from underground.

Qualified Person - All scientific or technical information in this news release, including assay results, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., C.P.G., a Certified Professional Geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”).  Dr. Megaw is not independent as he is an officer and a paid consultant of the Company.

Quality Assurance and Control: The samples (half core) are shipped directly in security-sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or another recognized lab).  The remaining half core is placed back into the core boxes and is stored on site with the rest of the drill hole core in a secured core storage facility. The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

FINANCIAL RESULTS – YEAR ENDED DECEMBER 31, 2018

As at December 31, 2018, the Company had working capital of $129,316 (December 31, 2017: $159,906) including cash and cash equivalents of $130,180 (December 31, 2017: $160,395 cash and term deposits).  The Company currently has no debt and believes it has sufficient working capital to maintain all of its properties and currently planned programs for a period in excess of the next year. The Company makes cash advances to Minera Juanicipio as 'cash called' by the operator, Fresnillo, based on approved joint venture budgets. In the year ended December 31, 2018, the Company funded advances to Minera Juanicipio, which combined with MAG's Juanicipio expenditures on its own account, totaled $23,942 (December 31, 2017: $19,435).

The Company’s net loss for the year ended December 31, 2018 amounted to $5,802 (December 31, 2017: $6,497) or $0.07/share (December 31, 2017: $0.08/share).  Share based payment expense, a non-cash item, recorded in the year ended December 31, 2018 decreased slightly to $2,109 (December 31, 2017: $2,268), and is determined based on the fair value of equity incentives granted and vesting in the year.  During the year ended December 31, 2018, the Company sold its non-core Lagartos concessions and related exploration data in the Zacatecas Silver District to Defiance Silver Corp resulting in a net gain in other income of $1,151 after transaction costs (December 31, 2017: nil).  The Company also earned interest income on its cash and cash equivalents of $3,118 (December 31, 2017: $1,755) during the year ended December 31, 2018, and recorded its 44% equity income pick up of $227 (December 31, 2017: $308) from Minera Juanicipio.  In addition, the Company recorded an unrealized loss of $622 (December 31, 2017: $342 unrealized gain) on warrants held and designated as fair value through profit and loss. The Company recorded a deferred tax expense of $796 for the year ended December 31, 2018 (December 31, 2017: $728) in relation to the change in temporary timing differences between the book and tax base of its Mexican non-monetary assets.

Shareholders may receive, upon request and free of charge, a hard copy of the Company's Audited Financial Statements. The Company's 40-F has also been filed with the United States Securities and Exchange Commission.

About MAG Silver Corp. (www.magsilver.com )
MAG Silver Corp. is a Canadian exploration and development company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Our principal focus and asset is the Juanicipio Property (44%), being developed in a Joint Venture partnership with Fresnillo Plc (56%). Juanicipio is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp and we are currently developing the surface and underground infrastructure on the property to support a 4,000 tonnes per day mining operation with the operational expertise of our JV partner, Fresnillo plc. As well, we have an aggressive exploration program in place targeting multiple highly prospective targets across the property. In addition, we continue to work on regaining surface access to our 100% owned Cinco de Mayo property in Mexico while we seek other high grade, district scale opportunities.

On behalf of the Board of
MAG SILVER CORP.

"Larry Taddei"
Chief Financial Officer

For further information on behalf of MAG Silver Corp. Contact Michael J. Curlook, VP Investor Relations and Communications

Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE American have reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and information, including, among others, the ability of the Company to successfully close a financing pursuant to the base shelf prospectus or shelf registration statement and those risks identified in MAG's preliminary base shelf prospectus dated December 28, 2017 filed on SEDAR at www.sedar.com . Forward-looking information is based on the expectations and opinions of MAG's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE American has approved or disapproved of the information contained herein.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html